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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions)

	2012	2011	2010	2009	2008
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$5,963	$4,728	$4,626	$5,746	$4,734
Taxes on earnings from continuing operations	300	470	1,087	1,448	1,122
Amortization of capitalized interest, net of capitalized interest	2	20	—	(4)	6
Noncontrolling interest	12	10	9	7	7

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$6,277	$5,228	$5,722	$7,197	$5,869

FIXED CHARGES
Interest on long-term and short-term debt	592	530	553	520	528
Capitalized interest cost	19	20	20	23	17
Rental expense representative of an interest factor	128	124	110	94	77

TOTAL FIXED CHARGES	739	674	683	637	622

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$7,016	$5,902	$6,405	$7,834	$6,491

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	9.5	8.8	9.4	12.3	10.4

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)